UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cosan Limited
(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

G25353 107
(CUSIP Number)

Mr. Rubens Ometto Silveira Mello Av. Juscelino Kubitschek, 1327 – 4th floor São Paulo, SP 04543-011, Brazil (55)(11) 3897-9797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Queluz Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,880,366 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,880,366 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,798,116 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.47% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 6, 2015.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. MSOR Participações S/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,880,366 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,880,366 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,250 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.04% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 6, 2015.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. Usina Bom Jesus S/A Açúcar e Álcool
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,880,366 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,880,366 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.15% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 6, 2015.

CUSIP No.	G25353 107
1.	Names of Reporting Persons. FIA Rio das Pedras
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,880,366 – See Item 5
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,880,366 – See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000 shares of class A common stock – See Item 5
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01% of class A common stock (1)
14.	Type of Reporting Person (See Instructions) HC

(1) This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding as of March 6, 2015.

Item 1.  Security and Issuer

No change.

Item 2.  Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and restated by the following:

Changes in beneficial ownership of the Shares covered by the Schedule 13D have occurred since the date of the filing of Amendment No. 3 to the Schedule 13D on October 19, 2012. This Amendment No. 4 to the Schedule 13D is being filed to disclose changes in the beneficial ownership of Shares by Mr. Rubens Ometto Silveira Mello. Transactions in the Shares effected by Queluz Holdings Limited (“Queluz”) on behalf of Mr. Mello, which were all conducted through brokers in the open market using cash on hand, are set forth on Schedule B and are incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 is amended by the addition of the following:

This Amendment No. 4 to the Schedule 13D is being filed to disclose changes in beneficial ownership of the Shares covered by the Schedule 13D that have occurred since the date of the filing of Amendment No. 3 to the Schedule 13D on October 19, 2012.  Transactions in the Shares effected by Queluz on behalf of Mr. Mello, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference. In addition, on February 23, 2015, Queluz filed a Form 144 indicating its intention to sell up to 3,000,000 Shares.

Item 5. Interest in Securities of the Issuer

Item 5 is amended by the following:

(a) – (b)  For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i)  Queluz beneficially owns, and has shared power to vote or dispose of 7,798,116 Shares, representing 4.47% of the outstanding Shares of the Issuer;

(ii)  MSOR beneficially owns, and has shared power to vote or dispose of 1,811,250 Shares, representing 1.04% of the outstanding Shares of the Issuer;

(iii)  Bom Jesus beneficially owns, and has shared power to vote or dispose of 255,000 Shares, representing 0.15% of the outstanding Shares of the Issuer; and

(iv)  FIA Rio das Pedras beneficially owns, and has shared power to vote or dispose of 16,000 Shares, representing 0.01% of the outstanding Shares of the Issuer.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

(c)  This Amendment No. 4 to the Schedule 13D is being filed to disclose changes in beneficial ownership of the Shares covered by the Schedule 13D that have occurred since the date of the filing of Amendment No. 3 to the Schedule 13D on October 19, 2012.  Transactions in the Shares effected by Queluz on behalf of Mr. Mello, which were all conducted through brokers in the open market, are set forth on Schedule B and are incorporated herein by reference.

(d)  Inapplicable.

(e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUELUZ HOLDINGS LIMITED
March 10, 2015
Date

/s/ Rubens Ometto Silveira Mello /s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

MSOR PARTICIPAÇÕES S/A
March 10, 2015
Date

/s/ Rubens Ometto Silveira Mello /s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL
March 10, 2015
Date

/s/ Rubens Ometto Silveira Mello /s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

FIA RIO DAS PEDRAS
March 10, 2015
Date

/s/ Rubens Ometto Silveira Mello /s/ Burkhard Otto Cordes
Signature
Rubens Ometto Silveira Mello
Burkhard Otto Cordes

SCHEDULE A-1

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
QUELUZ HOLDINGS LIMITED

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Queluz Holdings Limited (“Queluz”) are set forth below.  If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo, SP 04543-011, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Queluz. All of the persons listed below are citizens of Brazil.
Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Vice President

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.
_______________
1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-2

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF MSOR PARTICIPAÇÕES S/A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of MSOR Participações S/A (“MSOR”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo, SP 04543-011, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MSOR. All of the persons listed below are citizens of Brazil.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Vice President
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.
_______________
1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-3

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
USINA BOM JESUS S/A AÇÚCAR E ÁLCOOL

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Usina Bom Jesus S/A Açúcar e Álcool (“Bom Jesus”) are set forth below. If no business address is given, the director’s or officer’s business address is Av. Juscelino Kubitschek, 1327 – 4th floor, São Paulo, SP 04543-011, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Bom Jesus. All of the persons listed below are citizens of Brazil.
Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.
_______________
1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE A-4

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
FIA RIO DAS PEDRAS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of FIA Rio das Pedras (“Rio das Pedras”) are set forth below. If no business address is given, the director’s or officer’s business address is Avenida Limeira 222, 5th floor, room 507, Piracicaba, SP, Brazil. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Rio das Pedras. All of the persons listed below are citizens of Brazil.
Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Directors
Rubens Ometto Silveira Mello	Director and President
Burkhard Otto Cordes	Director and Executive Officer
Sylvio Klein Trompowsky Heck	Director and Executive Officer
Celso Renato Geraldin	Director and Executive Officer

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Executive Officers (Who Are Not Directors)
All Executive Officers are Directors.
_______________
1 Same address as director’s or officer’s business address except where indicated.

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the last sixty days. All transactions were effectuated in the open market through a broker.
Trade Date	Shares Purchased (Sold)	Price Per Share ($)
January 6, 2015	39,599	6.96
January 7, 2015	152,801	7.00
January 8, 2015	87,793	7.13
January 9, 2015	17,400	7.06
January 9, 2015	125,661	7.01
January 12, 2015	68,020	6.75
January 13, 2015	140,959	6.87
January 14, 2015	215,000	7.01
January 15, 2015	300,000	7.20
January 16, 2015	137,390	7.22
January 20, 2015	109,021	7.25
January 21, 2015	2,500	7.30
January 22, 2015	133,914	7.69
January 23, 2015	43,500	7.76
January 23, 2015	37,324	7.68
February 11, 2015	(30,000)	7.42
February 12, 2015	(70,000)	7.90
February 12, 2015	(1,200)	8.06
February 13, 2015	(13,400)	8.01
February 13, 2015	(20,000)	7.90
February 17, 2015	(5,000)	8.05
February 17, 2015	(10,000)	8.10
February 18, 2015	(8,540)	8.05
February 20, 2015	(5,000)	7.80
February 20, 2015	(23,850)	7.76
February 27, 2015	(5,000)	7.63